UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-40795

On Holding AG

(Exact name of registrant as specified in its charter)

Pfingstweidstrasse 106

8005 Zurich, Switzerland

Tel: +41 44 225 1555

Fax: +41 44 225 1556

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 11, 2022, On Holding AG (the “Company”) published an invitation to the Company’s annual general meeting and required related annual information (including Swiss statutory financial statements on a consolidated and standalone basis for the Company). The annual general meeting is expected to take place on May 24, 2022 at 2:00 p.m. CEST (8:00 a.m. EDT) at the Company’s headquarters at Pfingstweidstrasse 106, 8005 Zurich, Switzerland. The Company would like to contribute its part to reduce additional COVID infections by avoiding travelling and having a big physical annual general meeting. Therefore, shareholders will not be permitted to be physically present at the annual general meeting and may exercise their voting rights at the annual general meeting only by sending voting instructions to the independent proxy representative in accordance with Art. 27 of the Swiss Covid-19 Ordinance 3 and as set forth in the invitation to the annual general meeting and the related proxy materials.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Marc Maurer
Name:	Marc Maurer
Title:	Co-Chief Executive Officer

Date: April 11, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Invitation to the Annual General Meeting
99.2	On Holding AG Shareholder Meeting Notice
99.3	Annual General Meeting Proxy Card (Class A Record Holders)
99.4	Annual General Meeting Proxy Card (Brokers)
99.5	Consolidated Financial Statements of On Holding AG for the Year ended December 31, 2021
99.6	Financial Statements of On Holding AG for the Year ended December 31, 2021
99.7	Compensation Report of On Holding AG for 2021